Exhibit 16.2

December 20, 2016

Mr. Paul Williams, CFO

Mr. John Pollock, Chairman Financial Gravity Holdings, Inc.

800 North Watters Road, Suite 120

Allen, Texas 75013

Paul,

This letter serves as our formal notice of resignation as auditors of Financial Gravity Holdings, Inc.

Based on comments received from the SEC in their responses to the 8-K filing, and based on the audit filing deadline becoming due in nine days, we do not believe that it is in the best interests of the stockholders to wait for another response letter from the SEC to clarify their opinion on whether Lane Gorman Trubitt is independent in relation to the September 30, 2016 audit.

In order to ensure that you meet the filing deadline, we recommend that you file form 12b-25 and request a 15 day filing extension from the SEC, and that you retain a new audit firm for the September 30, 2016 and 2015 Form 10-K filing.

Lane Gorman Trubitt, LLC (“LGT”) believes that to wait until a written response has been obtained from the SEC would potentially prohibit the successful filing of the September 30, 2016 and 2015 audit.

Subject to the standard releases being obtained from your new auditors, LGT will provide our work papers to that firm and respond to any questions that they may have. These work papers can be relied upon as if LGT was the internal auditors for the period.

Please ensure that you file the appropriate 8-K filing within five days of the receipt of this letter.

Regards,

/s/ Dawn Moeder

Dawn Moeder

Partner

Members of AICPA & The Leading Edge Alliance

2626 Howell Street │ Suite 700 │ Dallas. TX 75204-4064 │ 214.871 .7500 │ Fax 214 .871.0011 │ Toll Free 877.231.7500 │ www.lgt-cpa.com